

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Mr. James Zhang
President, Chief Executive Officer, and Director
Sunvalley Solar, Inc.
398 Lemon Creek Drive
Suite A
Walnut, CA 91789

>   **Re: Sunvalley Solar, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 15, 2011**
>   **File No. 333-171878**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Outside Front Cover Page of the Prospectus

1. We note your response to comment two of our letter dated February 22, 2011 and the revised disclosure in footnote four of the fee table. On the outside front cover page of the prospectus, please discuss the impact on the $1,488,000 figure if the market price of your common stock decreases.

Drawdown Equity Finance Agreement / Registration Rights Agreement, page 18

2. We note your response to comment 24 of our letter dated February 22, 2011 and the added disclosure on page 18. Please explain to us how your statement that the price per share "shall be the lowest closing bid price of our common stock during the preceding

five trading days" aligns with your statement that you will calculate the purchase price per share "during the five trading days following a drawdown request."

Competition and Market Overview, page 31

3. We note your response to comment 44 of our letter dated February 22, 2011, and we reissue this comment for the "Distributed Power Plant Projects" and "Principal Suppliers" subsections on pages 30 and 32, respectively. In this regard, please provide us with the basis for statements you make regarding industry data. For example, on page 32, you state, "Solar power companies in China have invested billions of dollars in solar power technology and PV panel manufacturing over the past few years."

Financial Statements, page 36

4. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis, page 37

Liquidity and Capital Resources, page 40

5. Please tell us why you have not discussed, in this section, the bank loan you reference on page F-11.

Directors and Executive Officers, page 43

6. Please disclose how Ms. Chung allocates her time between the company and CCAC. Similarly, please disclose how Mrs. Liao allocates her time between the company and Coldwell Banker George Realty.

7. We note the organizations with which Mr. Lee is affiliated. If applicable, please also disclose Mr. Lee's primary occupation within the last five years.

Executive Compensation, page 46

Summary Compensation Table, page 46

8. Please explain the $99,400 figure in the "Total" column representing Mr. Zhang's 2009 salary. In this regard, we note the only other figure presented in the row is the $75,400 salary figure.

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2010

Signatures

9. Please amend this Form 10-K to have your current principal executive officer, principal financial officer, controller or principal accounting officer, and a majority of your directors sign the report. Please also have your current principal executive officer and principal financial officer provide the certifications at the end of the report.

Quarterly Report on Form 10-Q for the Period Ended June 30, 2010

Signatures

10. Please amend this Form 10-Q so that it is also signed by your principal financial or chief accounting officer. Refer to General Instruction G of Form 10-Q. This comment also applies to your quarterly report on Form 10-Q for the period ended September 30, 2010.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 31

Audit Committee, page 34

11. With a view toward future disclosure, please tell us whether you have an audit committee financial expert serving on your board of directors. If you do not have an audit committee financial expert on your board of directors, please tell us why you do not have one. Refer to Item 407(d)(5) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 35

12. In future filings, please expand the disclosure in this section to encompass the past ten years. Refer to Item 401(f) of Regulation S-K.

Code of Ethics, page 36

13. With a view toward future disclosure, please tell us why you have not adopted a code of ethics. Refer to Item 406(a) of Regulation S-K.

Item 14. Principal Accounting Fees and Services, page 40

14. In future filings, please describe the nature of the services included in "Audit Related Fees." Refer to Item 14(2) of Form 10-K.

Item 15. Exhibits, Financial Statements Schedules, page 41

    15. Please amend your Form 10-K to include any material contracts as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Joe Laxague, Cane Clark LLP (*via facsimile at* (702) 944-7100)